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                              August 3, 2020

       Ronald Jordan
       Chief Financial Officer
       FedNat Holding Company
       14050 N.W. 14th Street
       Suite 180
       Sunrise, FL 33323

                                                        Re: FedNat Holding Co
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 6, 2020
                                                            File No. 000-25001

       Dear Mr. Jordan:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2019

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Losses and Loss Adjustment Expenses, page 30

   1. We note your disclosure on pages 30 and 37 of the impacts of severe weather events in
                                                        2019, 2018 and 2017,
and the 10.8 percentage point increase to 75.1% for 2019 to the net loss ratio as a result
of the $52.7 million severe weather events. We also note the disclosure on page 11
that "The occurrence of claims from catastrophic events can result in substantial
volatility in our results of operations or financial condition for any fiscal quarter or years as
seen in 2019, 2018 and 2017" and "Florida , South Carolina and
                                                        Texas, all states in
which we write homeowners policies, experienced several significant hurricanes in 2019,
2018 and 2017." Given the magnitude of catastrophe losses to your underwriting results,
please provide us proposed revised disclosure, at both the aggregate insurance level and at
the individual component businesses you disclose, to be included in future filings that:
 Ronald Jordan
FedNat Holding Company
August 3, 2020
Page 2
                Clearly discloses the amount of total catastrophe losses recorded;
                Separately discloses the amounts recorded for each significant catastrophe;
                Indicates how you identify an individual catastrophe as being significant; and
                Separately discusses any significant prior period loss development.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dave Irving at 202-551-3321 or Bonnie Baynes at 202-551-4924 with any other questions.



FirstName LastNameRonald Jordan                                Sincerely,
Comapany NameFedNat Holding Company
                                                               Division of
Corporation Finance
August 3, 2020 Page 2                                          Office of
Finance
FirstName LastName